July 13, 2009

Jay H. Knight Staff Attorney, AD11 Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Mail Stop 3720

Re:

Zoom Technologies, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 13, 2009

File No. 000-18672

Dear Mr. Knight:

On behalf of Zoom Technologies, Inc., a Delaware corporation (“Zoom” or the “Company”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A for the Company (the “Amended Proxy”).

The Amended Proxy incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Frank Manning, dated June 5, 2009.  For your convenience, we have repeated each comment prior to the response in italics.  All references to page numbers in our discussion below each heading are to the pages in the Amended Proxy.  The references to page numbers in the headings are to the original Preliminary Proxy Statement on Schedule 14A (the “Original Proxy”).

We are also sending courtesy copies of this letter to you by courier, together with a redline of the Amended Proxy marked to show changes from the Original Proxy as initially filed.

Jay H. Knight

July 9, 2009

General

1.

We note that upon closing of the acquisition, Zoom intends to issue a dividend consisting of 100% of the issued and outstanding capital stock of Zoom Telephonics to its stockholders of record immediately prior to the closing (i.e., the spin-off).  We also note that you have not filed a registration statement related to the securities to be issues in this spin-off.  In your response letter, please provide your legal analysis as to how the spin-off meets the conditions for safe harbor from Securities Act registration described in Question and Answer No. 4 of Staff Legal Bulletin No. 4, available on our website at http://www.sec.gov/interps/legal/slbcf4.txt.

In your analysis, please address whether you intend to register the spun-ff securities under the Exchange Act.  In this regard, we note that Section 3.5(a) of the Separation and Distribution Agreement (attached as Annex B to your proxy statement) provides that a Form 10 registration statement shall be effective prior to the obligation of the parties to consummate the distribution.

We hereby advise the Staff that Zoom Telephonics filed a Form 10 on July 10, 2009 to register the spin-off securities under the Exchange Act.  Further, we believe spin-off the meets the conditions for the safe harbor from Securities Act registration described in Question and Answer No. 4 of Staff Legal Bulletin No. 4 dated September 16, 1997 (the “Staff Bulletin”).

Overview

The spin-off will be completed through a distribution of all of the outstanding shares of Zoom Telephonics common stock to holders of Zoom common stock immediately prior to the closing of the Gold Lion transaction. Zoom Telephonics common stock will be distributed by Zoom to its stockholders on a pro rata basis without any consideration being paid by the shareholders. Upon the consummation of the spin-off, Zoom Telephonics will no longer be controlled by Zoom. The spin-off will not occur until the Form 10 becomes effective and Zoom has distributed an information statement in compliance with the Staff Bulletin to all of its stockholders of record as of the record date with respect to the spin-off (the “Zoom Information Statement”).

Staff Legal Bulletin No. 4 Analysis

The Commission has long held that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section. In the Staff Bulletin, the Staff addresses concerns specific to spin-offs that would warrant registration under the Securities Act despite this basic policy. The Staff Bulletin states “a subsidiary must register a spin-off of shares under the Securities Act if the spin-off is a “sale” of the securities by the parent.” The policy aims for the adoption of the Staff Bulletin were to protect against disguised sales, inadequate public disclosure concerning issuers and anti-fraud violations. The Staff Bulletin sets

Jay H. Knight

July 9, 2009

out five conditions under which a spin-off does not constitute a sale and no Securities Act registration is required. The Staff Bulletin states that in a spin-off, a subsidiary does not have to register its shares under the Securities Act if the following five conditions are met:

1.

the parent shareholders do not provide consideration for the spun-off shares;

2.

the spin-off is pro-rata to the parent shareholders;

3.

the parent provides adequate information about the spin-off and the subsidiary to its shareholders;

4.

the parent has a valid business purpose for the spin-off; and

5.

if the parent spins-off “restricted securities,” it has held those securities for at least two years.

We respectfully submit that the spin-off complies with the aforementioned requirements and does not violate the policy aims of the Staff Bulletin. As detailed further below, the stockholders of Zoom are not exchanging any consideration or other value for the Zoom Telephonics common stock. The stockholders of Zoom are not making any investment decision with respect to the distribution by Zoom to them of the Zoom Telephonics common stock, nor do they currently have any decision-making power with respect to the Zoom Telephonics common stock. All necessary information to be distributed to the stockholders of Zoom will be provided by Zoom prior to the spin-off. Zoom has multiple valid business purposes for the spin-off and has held the Zoom Telephonics common stock for more than two years. Given the expressed concerns in the Staff Bulletin and the facts and circumstances of the spin-off, Zoom respectfully submits that the spin-off meets all of the preceding requirements of the Staff Bulletin, and that Zoom therefore should be permitted to complete the spin-off without requiring registration under the Securities Act. A detailed analysis of the applicability of the Staff Bulletin’s five conditions to the spin-off is set forth below.

1.

No Consideration for the Spun-Off Shares

The purpose of the spin-off is to distribute the ownership of the Zoom Telephonics common stock directly to the stockholders of Zoom. The spin-off does not require stockholder approval and the stockholders will receive a distribution, as a dividend, of one share of common stock for one share of Zoom common stock. The Commission has taken the position that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section. See Securities Act Release No. 33-929 (July 29, 1936). The rationale for this position is that the recipient of a dividend of securities neither gives value for, nor makes an independent investment decision about, such securities and, therefore, does not need the protection afforded by the Securities Act. In light of the Commission’s position and its underlying rationale, we believe that the spin-off will involve neither an “offer” nor a “sale” of securities within the meaning of Section 2(3) of the Securities Act because: (i) neither Zoom nor Zoom Telephonics will receive any value from Zoom’s stockholders for the distribution of the Zoom Telephonics common stock; (ii) Zoom’s stockholders will receive the Zoom Telephonics

Jay H. Knight

July 9, 2009

common stock as a dividend without paying any consideration to Zoom Telephonics or to Zoom; and (iii) Zoom’s stockholders will not make an independent investment decision about the Zoom Telephonics’ common stock. Accordingly, the stockholders of Zoom are not providing consideration for Zoom Telephonics common stock in the spin-off, and the first condition of the Staff Bulletin is met.

2.

Pro rata to stockholders of Zoom

The distribution of the shares of Zoom Telephonics common stock will be effected on a pro rata basis, in proportion to each stockholder’s ownership interest in Zoom. Consequently, the stockholders of Zoom will have the same proportionate ownership interest in Zoom Telephonics and in Zoom both before and after the spin-off.   Because all holders of Zoom common stock will have the same proportionate ownership interest in Zoom Telephonics and in Zoom both before and after the spin-off, the second condition of the Staff Bulletin is met.

3.

Adequate Information

By the date of the spin-off, Zoom will have provided its stockholders the Zoom Information Statement that describes the spin-off and Zoom Telephonics and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act, and Zoom Telephonics will have registered the spun-off securities under the Exchange Act by the filing of a Form 10.  The Zoom Information Statement includes the ratio used by Zoom to compute the number of shares of Zoom Telephonics common stock that will be distributed per share of Zoom common stock, the treatment for fractional shares and the expected tax consequences, if any, of the spin-off. Therefore, there will be sufficient public information available after the spin-off to enable the stockholders and others to make informed investment decisions about Zoom Telephonics common stock on a going-forward basis, and the third condition of the Staff Bulletin is met.

4.

Valid Business Purpose

Zoom’s believes that upon the completion of the Gold Lion acquisition, both post-acquisition Zoom and Zoom Telephonics would be better served by becoming separate entities. Among other considerations, Zoom believes that making Zoom and Zoom Telephonics separate entities would:

•

allow Zoom Telephonics’ management, which is based in the United States, to focus solely on the current United States and European business and to focus its attention on that company by designing and implementing corporate strategies based primarily on the business characteristics of that company;

•

increase management’s focus on core business priorities by enabling management to maximize financial resources and growth opportunities relevant to their individual operations;

•

offer each company greater flexibility to form strategic business alliances within their target geographic markets;

Jay H. Knight

July 9, 2009

•

allow Zoom Telephonics to provide its employees stock-based incentives linked solely to the operations of Zoom Telephonics, as opposed to the overall post-acquisition Zoom operations; and

•

allow Zoom Telephonics to pursue financing arrangements based solely on the merits of its business, as opposed to the overall post-acquisition Zoom operations.

We further note that Zoom Telephonics is a mature company that has been in operations for over 16 years.  Based on the foregoing, we believe there is a valid business purpose for the spin-off, and therefore the fourth condition of the Staff Bulletin is met.

 5.

Holding Period for Restricted Securities

Zoom has been the parent company of Zoom Telephonics for over 16 years and has held all of the shares of Zoom Telephonics common stock since March 25, 1993. Accordingly, the shares of Zoom Telephonics common stock to be distributed in the spin-off have been held for the requisite two-year period.

Conclusion

The spin-off does not constitute a “sale” under the Securities Act. The spin-off will be effected for a valid business purpose and on a pro rata basis to all holders of Zoom common stock. The stockholders of Zoom will provide no consideration for the dividend of the Zoom Telephonics common stock. Zoom will provide information to all its stockholders on Zoom Telephonics and the spin-off through the Zoom Information Statement, which will be distributed to all of its stockholders prior to the spin-off. The shares of Zoom Telephonics common stock held by Zoom have been held for more than two years under the applicable regulations. Zoom and Zoom Telephonics believe that the spin-off meets the conditions of the Staff Bulletin and that the securities being distributed thereunder are not required to be registered under the Securities Act.

2.

We note that TCB Digital has posted on its website a press release and a summary term sheet related to your proxy solicitation.  These materials appear to be posted under circumstances reasonably calculated to result in the procurement, withholding, or revocation of a proxy.  See the definition of "solicitation" in Rule 14a-1(1).  We also note that TCB Digital is not listed as a participant in your preliminary proxy materials.  Refer to the definition of participate in Instruction 3 to Item 4 of Schedule 14A.  In your response, please provide us with your analysis as to how TCB Digital has complied with Rule 14a-12 with respect to these materials.  Also, provide your analysis with respect to whether you believe TCB Digital is a "participant" in your solicitation.  We may have further comments.

TCB Digital has removed the press release and summary term sheet from its web site.

Jay H. Knight

July 9, 2009

Summary of the Material Terms of the Transaction, page 4

3.

So that shareholders can know the total dollar amount of the consideration paid, when disclosing the number of shares to be issued, please also include the aggregate dollar value of such shares based on the closing market price of your common stock as of the latest practicable date.

When disclosing the number of shares to be issued, in the Amended Proxy we have included the aggregate dollar value of such shares based on the closing market price of Zoom’s common stock as of June 17, 2009 of $1.41.

Questions and Answers About the Acquisition and the Zoom Special Meeting, page 6

4.

Please add a question and answer in this section that addresses what will happen to Zoom Technologies, Inc. in the event a majority of your shareholders disapprove of the acquisition proposal.  For example, discuss whether any financial penalties will be incurred, whether there are plans to re-solicit shareholder approval, etc.

The following question and answer have been added to the Amended Proxy in the section containing questions and answers about the acquisition and the special meeting.

“Q.

What will happen if the requisite number of Zoom’s shareholders do not vote to approve of the acquisition proposal described in this proxy statement?

A.

If the proposed acquisition is not approved and the share exchange agreement is terminated, each party will bear its own costs and expenses and there shall be no penalty associated with the break-up.  Moreover, the parties would decide collectively whether to re-solicit proxies at a later date.”

How much of Zoom will existing Zoom stockholders own after the acquisition?  page 7

5.

We note that the “NASDAQ Additional Consideration Shares” would not be issuable  if Gold Lion’s net income after tax is less than $2.7  million for the year ended December 31, 2008 or if Gold Lion does not deliver to Zoom Technologies its final audited financial statements for the years ended December 31, 2008 and 2007 on or before May 12, 2009.  Since this date has now passed, please updated your disclosure, as appropriate.

The Amended Proxy has been updated as appropriate to reflect the fact that Gold Lion’s net income after tax exceeded $2.7 million for the year ended December 31, 2008, and that Gold Lion delivered to Zoom its final audited financial statements for the years ended December 31, 2008 and 2007 on or before May 12, 2009.

Jay H. Knight

July 9, 2009

The Acquisition Proposal, page 57

Background of the Acquisition, page 57

6.

In the third paragraph of this subsection, you state that Hina proceeded to explore “strategic alternatives” in China for Zoom.  Provide an expanded discussion of the degree to which management of Zoom considered strategic alternatives, including transactions with third parties, and why the alternatives were ultimately rejected.  For example, disclose the approximate number of parties with whom Zoom’s management had discussions and clarify the extent of the discussions, including whether Zoom received any preliminary indications of interest.

Zoom has revised the disclosure in the third paragraph of this subsection on page 57 of the Amended Proxy as follows (emphasis added):

“On November 26, 2007 Zoom signed an investment banking agreement with Hina, a China-based investment banker. Hina then proceeded to explore strategic alternatives in China for Zoom.  Hina identified 74 companies in China with a possible strategic fit for Zoom.  After Hina conducted preliminary research on these companies to determine fit, Hina contacted 28 companies.  Zoom exchanged preliminary information with 16 of these companies, and had further preliminary discussions with five of these companies.  After these preliminary discussions, the Leimone Group was the only entity with which Zoom had mutual interest in expanded discussions.  During its discussions with the Leimone Group, Zoom had discussions with three other Asian companies, two based in China and one based in Korea, about a possible strategic transaction.  Hina assisted with the these contacts as well.  Zoom management reviewed each of the three situations, and in each case, decided that the prospects were not good enough to warrant the time and resources necessary to pursue them.”

7.

Please expand this discussion to describe whether and how the material terms of the share exchange agreement changed throughout the course of negotiations.  Provide more insight into the negotiations that led to the ultimate amount and form of acquisition consideration, including the terms of the option payment.

Zoom has revised the disclosure in this subsection on pages 58-59 of the Amended Proxy to expand the discussion as to how the material terms of the share exchange agreement changed throughout the course of negotiations.  The revised disclosure is as follows:

“In May 2008 the parties outlined a possible merger transaction in which 80% of TCB Digital would be owned by Zoom in exchange for 60% of Zoom on a post-combination basis.  This preliminary outline contemplated options on six other

Jay H. Knight

July 9, 2009

companies controlled by Leo Gu, as described above.  The option period was typically about eight months, and varied based on the expected sales curve of each company.  The parties agreed on a minimum price for each company to prevent an option at too low a purchase price if earnings were low, and also agreed on a multiple that was viewed as a discount off the typical multiple for companies in the optioned company’s industry.  That multiple was mutually agreed with the help of research done by Hina and FirsTrust Group.

Mr. Gu informed Zoom’s representatives that it was important to the Gold Lion shareholders that Zoom attempt to remain on the Nasdaq Stock Market after the transaction. The parties agreed that the combination was likely to be viewed as a change of control by Nasdaq, which would require the combined company to meet Nasdaq’s initial listing requirements.

On July 5, 2008 Mr. Manning met at Hina’s Beijing offices with Mr. Gu, Mr. Choy, and representatives of Hina and FirsTrust to review the transaction.

During the negotiations, Zoom continued to report losses from its operations that the parties believed may jeopardize the chances of the post-combination entity to remain on the Nasdaq Stock Market.  On November 11, 2008 Mr. Manning proposed to Gold Lion that Zoom acquire Gold Lion and that Zoom Telephonics, the operating subsidiary of Zoom, be spun off from Zoom at the time of the combination. In connection with the spin off, the parties discussed entering into a licensing agreement that would allow the companies to work together and to benefit from the combination, notwithstanding the separation of the companies. The purpose of the structure was, in part: (a) to allow Zoom Telephonics’ management team, which is based in the United States, to focus on the current USA-headquartered business; (b) to allow Zoom Telephonics to provide its employees stock-based incentives linked solely to the operations of Zoom Telephonics, as opposed to the overall post-acquisition China-based operations, which would be primarily Gold Lion’s operations; and (c) to allow Zoom Telephonics to pursue financing arrangements based solely on the merits of its business, as opposed to the overall post-acquisition Zoom operations. Furthermore, by separating the two entities, Zoom believed that it was more likely that post-acquisition Zoom would meet the initial listing requirements of the Nasdaq Stock Market, although the parties acknowledged that there was no assurance that such listing would be achieved.

Jay H. Knight

July 9, 2009

The parties each discussed the spin off structure with their professional advisors, and the parties agreed to pursue an agreement based on the spin off structure. Zoom management initially proposed that the TCB Digital shareholders receive 60% of the post-combination Zoom based on Zoom acquiring 80% of TCB Digital.  Leimone proposed that it receive 90% of the post-combination entity, which proposal Zoom rejected.  After several discussions, in November 2008, Leimone proposed that based on Zoom acquiring 80% of TCB Digital the TCB Digital shareholders receive 78% of the post-combination entity, with a proportionate reduction to the extent that Zoom acquire only the 51% interest in TCB Digital.  On November 28, 2008, the parties agreed to the foregoing.  In December 2008 the parties further agreed that Zoom would issue additional shares of Zoom common stock to the TCB Digital shareholders if Zoom did not stay on the Nasdaq Stock Market upon completion of the transaction such that, based on Zoom acquiring 80% of TCB Digital, the TCB Digital shareholders receive 83% of the post-combination entity if Zoom did not stay on the Nasdaq Stock Market upon completion of the transaction.”

8.

In the last paragraph of this subsection on page 58, please revise to explain why the transaction was restructured so that Zoom would acquire Gold Lion instead of Jiansu Leimone.

The language in the last paragraph of this subsection which reads: “On May 12, 2009, the parties agreed to restructure the transaction such that Zoom would acquire Gold Lion, which owns 100% of Jiangsu Leimone” shall be revised in the Amended Proxy to read:

“In order to encompass Profit Harvest which is a sales and marketing entity for the group, on May 12, 2009, the parties agreed to restructure the transaction such that Zoom would acquire Gold Lion, which owns 100% of Profit Harvest and also 100% of Jiangsu Leimone.”

Zoom’s Reasons for the Acquisition and Recommendation of the Zoom Board, page 59

9.

Please significantly expand this section to include a more thorough discussion of what led the board to conclude that the amount and form of acquisition consideration was fair from a financial point of view.  For example, how did the board determine that 4,225,219 shares was the appropriate consideration to pay for the 51.03% interest in TCB Digital?  Also, why did the board decide to issue 90,000 shares of common stock to Gold Lion upon execution of the share exchange agreement?

Zoom has revised the disclosure in this subsection on pages 59-60 of the Amended Proxy to include a more thorough discussion of what led the board to conclude that the amount and

Jay H. Knight

July 9, 2009

form of acquisition consideration was fair from a financial point of view.  The revised disclosure is as follows:

“Zoom’s board of directors unanimously concluded that the share exchange agreement is in the best interests of Zoom’s stockholders. The Zoom board of directors did not obtain a fairness opinion on which to base its assessment.

In determining the acquisition consideration for the transaction, Zoom’s Board focused on two primary values for Zoom shareholders, the value of their stock in the combined company and the value of their stock in the spun-off company.

In considering the combined companies, Zoom’s Board believed that the most important China asset in the transaction was TCB Digital.  TCB Digital’s earnings for 2008 were estimated by their management to be approximately $3 million, and growth was expected for 2009.

If Zoom stayed on Nasdaq at the time of the merger, Zoom’s pre-transaction shareholders would get 30.67% of the combined company, which would own 51.03% of TCB Digital.  After looking at roughly comparable public companies we decided that a conservative earnings multiple for this type of company was 6.  This meant that the value for the current shareholders would be at least ($3 million x 6 x 51.03% x 30.67%), which is $2.82 million or $1.51 per share.

If an option was exercised whereby the combined company owned 80% of TCB Digital and if Zoom stayed on Nasdaq, Zoom’s pre-transaction shareholders would get 22% of the combined company.  Again using a conservative earnings multiple of 6, Zoom estimated this value to be at least ($3 million x 6 x 80% x 22%), which is $3.17 million or $1.69 per share.

Thus Zoom viewed the value of the acquisition to Zoom’s shareholders to be at least $2.82 million or $1.51 per share if Zoom stayed on Nasdaq.  If Zoom did not stay on Nasdaq and TCB Digital met certain criteria, then Zoom’s current shareholders would get further diluted, resulting in an estimated worst case value of the transaction as ($3 million x  6 x 51.03% x 24%), which is $2.20 million or $1.18 per share.

Zoom then looked at the fact that the spun-off company would retain most assets and liabilities, while giving up its Nasdaq listing and licensing certain trademark rights.  Zoom’s pre-transaction shareholders would own 100% of this spun-off

Jay H. Knight

July 9, 2009

company, further increasing the value of this transaction to them.  Zoom believes the spun-off company would also have an opportunity for better access to China markets due to its business relationship with the post-acquisition company, Leimone United.

Zoom’s Board also noted that Zoom stock had traded under $1 from October 10, 2008 through January 16, 2009, although its stock price had risen prior to the execution of the share exchange agreement on January 28, 2009.”

Certain Relationships and Related Party Transactions, page 89

10.

It appears that your cross-reference in this section should be to Note 16—Related Party Balance and Transactions, instead of Note 17.  Please revise or advise.

We have revised the cross-reference to Note 16–Related Party Balance and Transactions.

11.

In your response letter, please confirm that you have disclosed all information required to be disclosed pursuant to item 1005(b) of Regulation M-A relating to past contacts, transactions, or negotiations between the parties to the transaction and their affiliates.  See Item 14(a)(7) of Schedule 14A.

Item 1005(b) of Regulation M-A requires a description of any negotiations, transactions or material contacts during the past two years between the parties to the subject transaction and their affiliates.  The Company hereby confirms that there have been no such negotiations, transactions or material contacts between the parties to the subject transaction or their affiliates.

Zoom acknowledges that:

•

Zoom is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;

•

Zoom may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Cozen O’Connor

COZEN O'CONNOR

cc:

Frank Manning, CEO – Zoom Technologies, Inc.